November 18, 2009

By EDGAR Transmission and by Hand Delivery

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Information Security Technology, Inc.
Application for Confidential Treatment
Submitted August 13, 2009
Exhibits 10.25,10.27, and 10.28
Amendment No. l to Form 10-K for the fiscal year ended December 31, 2008
File No. 001-34076
Control No. 24031

Dear Mr. Shuman:

On behalf of China Information Security Technology, Inc. (the “Company,” “we,” or “our”), we hereby submit the enclosed Amendment No. 2 (the “Amendment”) to Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K/A”), in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on November 13, 2009, with respect to the above referenced Application for Confidential Treatment (the “CT Request”).

We understand and agree that:

a.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.     the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Mark P. Shuman
Division of Corporation Finance

November 18, 2009

General

1.

Please note that because the redacted exhibits were filed with a periodic report under the Securities Exchange Act of 1934, your application is subject to and should have been made with reference to Rule 24b-2 under the Securities Exchange Act of 1934, rather than Rule 406 under the Securities Act of 1933. Revise accordingly. Please submit a clean copy of each of the agreements to enable us to more readily compare the scope of the redactions.

Response: The Company is hereby withdrawing the CT Request with respect to the exhibits, and in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, the Company has re-filed each such exhibit in its un-redacted form as Exhibits 10.25, 10.27 and 10.28 to the Amendment.

We hereby respectfully instruct the Staff to promptly destroy such copies of the exhibits that were submitted to the Commission in connection with the CT Request.

Exhibits 10.25 and 10.27

2.

You request confidential treatment for Exhibits 10.25 and 10.27 through September 14, 2013 and August 25, 2013, respectively. The duration of the confidential treatment request should be tied to a period for which competitive harm is threatened, such as the minimum term or performance period of the agreement. It appears that Exhibit 10.25 expired on October 30, 2008 and Exhibit 10.27 expired in September 2008. See Section 11.C.3 of Staff Legal Bulletin No. 1. Tell us if these agreements were renewed or why you otherwise believe that confidential treatment is appropriate for five years. If these agreements were extended, it appears that the documents that extend their terms should be filed as parts of your exhibits.

Response: Please see our response to comment 1 above. Each of Exhibits 10.25 and 10.27 has been re-filed in its un-redacted form as Exhibits 10.25, 10.27 to the Amendment.

Exhibit 10.28

3.

You request confidential treatment for this agreement for five years through April 2, 2013. It appears that the minimum term of the agreement is 3 years but we also note that the maintenance period extends for 5 years. Please tell us why you believe confidential treatment is appropriate for the full five year period, with specific reference to the minimum term during which you or your counterparty will have continuing obligations under the agreement. Confidential treatment beyond the minimum term of an agreement usually is inappropriate as confidential treatment should be provided initially for the minimum period for which competitive harm is reasonably threatened by disclosure of the confidential information. See Item II.C-3 of Staff Legal Bulletin No. 1A.

Response: Please see our response to comment 1 above. Exhibit 10.28 has been re-filed in its un-redacted form as Exhibit 10.28 to the Amendment.

Mark P. Shuman
Division of Corporation Finance

November 18, 2009

4.

You request confidential treatment for a provision relating to the total amount of the contract. Tell us whether this contract amount would be required to be disclosed pursuant to Item 101(c)(1)(vii) of Regulation S-K and explain your conclusion in that respect. The scope and extent of the risk of your reliance on principal customers should be disclosed in quantitative terms, to the extent applicable. See Item II.B.2 of Staff Legal Bulletin No. IA.

Response: Please see our response to comment 1 above.

* * * * *

Mark P. Shuman
Division of Corporation Finance

November 18, 2009

If you would like to discuss our response or any other matters regarding the Company, please contact Dawn M. Bernd-Schulz, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8345.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer